[Company Letterhead]

Dear Shareholder:

     We are finally able to conduct the shareholders meeting which would normally have been held last June. The meeting is now scheduled for January 14, 1997. Enclosed is a proxy statement together with the annual report for the year ending December 31, 1995.

     As previously reported, the delay in holding the annual meeting was brought about when our accountants, Coopers & Lybrand, who had served as our auditors for 34 years, abruptly resigned, apparently so that one of their partners, Richard Breeden, could become trustee in bankruptcy of the Bennett companies.

     As you know, in 1992 Patrick Bennett acquired a controlling interest in the Company by his acquisition of approximately 54% of the outstanding common stock. At Patrick's request, Dick MacPherson, who became affiliated with the Bennett companies after his coaching career ended, became a member of the Board of Directors. Those who had previously served as directors continued in office. Thereafter, Patrick and his family provided considerable support to our operations in the form of promotions and sponsorships.

     Then, in the Spring of 1996, the Securities & Exchange Commission ("SEC") initiated proceedings against Patrick, and several of the family-owned companies based on allegations of widespread fraud and the promotion of a so-called "Ponzi" scheme. Shortly thereafter, several of the principal Bennett companies went into bankruptcy.

     On April 30, 1996, Gwen K. Bennett, Patrick's wife, filed a report with the SEC in which she stated that she, as 100% owner of the common stock of Standardbred Enterprises Limited, had acquired 126,657 shares of common stock of Mid-State from her husband for a purchase price of $1,950,000. She disclosed that the source of funds for the purchase was a loan from her husband in the amount of the purchase price evidenced by a promissory note dated as of December 28, 1995 calling for payments of interest only on December 30, 1996, 1997 and 1998 and a final payment of both interest and principal of $2,145,000 on December 30, 1999. The Mid-State shares were not pledged as collateral for the promissory note, and therefore Gwen received the shares free and clear of any liens.

     Following the commencement of the Bennett companies bankruptcy proceeding, Dick MacPherson resigned from the Mid-State Board of Directors.

     In July, 1996, Gwen Bennett nominated Robert Sprague, Robert V. McSweeney and Jeremiah Law for election to the position of director of Mid-State Raceway, Inc. Mr. Sprague was a business associate of the Bennett family. Robert McSweeney is the manager of the hotel adjacent to the Mid-State racetrack. Jeremiah C. Law is the owner of a restaurant on Route 5 near Vernon known as the "Squat and Gobble." Gwen Bennett was formerly employed by that restaurant in a service capacity. Thereafter, Robert Sprague withdrew his nomination.

     Neil Wager, the beneficial owner of 1,750 shares of Mid-State, has nominated Sal Trovato, David Slyman, Sr. and Albert J. Wozniak for the position of director. It is our understanding that Mr. Wager acquired from Patrick Bennett the promissory note his wife gave in payment for the Mid-State stock, which Patrick transferred to Standardbred Enterprises

Limited. Mr. Wager has provided no information about the background or experience of the nominees except for addresses, and they are not personally known to any members of the Mid-State Board or the officers of Mid-State. The notice lists an address for Mr. Trovato in East Northport, New York, an address for Mr. Slyman in Muscle Shoals, Alabama, and an address for Mr. Worniak in Moonachie, New Jersey.

     On September 5, 1996, the Board of Directors appointed Douglas Burch as a member of the Board to fill the vacancy created by the resignation of Dick MacPherson. A detailed biographical resume was received from Mr. Burch and is included in the Proxy Statement.

     The Board of Directors has notified Mrs. Bennett that it does not consider her nominees to be qualified to serve as directors of Mid-State and has nominated for re-election the three incumbents, Robert W. Jaquint, Carl J. Eilenberg and James E. Raymonda. Because Mr. Burch was appointed by the Board to fill a vacancy, his appointment will be voted on at the shareholders meeting, and the Board recommends ratification of his appointment.

     The Board of Directors believes that in these difficult times it is important not to make wholesale changes in the Board of Directors and it is especially not appropriate to remove incumbent directors and replace them with individuals who have no "track record" in the management of harness racetrack operations. Accordingly, the Board strongly recommends the re-election of the three incumbents, Robert W. Jaquint, Carl J. Eilenberg and James E. Raymonda and the ratification of Douglas Burch's appointment so that all four of these qualified individuals can bring to bear their knowledge and experience in the management of the Company's affairs.

     It is important that your shares be represented at the Special Meeting. Whether or not you plan to attend the Special Meeting, you are requested to complete, sign and return the enclosed proxy card in the attached self-addressed, postage prepaid envelope as soon as possible.

                                          Very truly yours,



                                          Frank O. White, Jr.
                                          President and Chief Executive Officer